Exhibit 99.1

Iao Kun Group Holding Company Limited Announces Second Quarter and Six Months 2014 Financial Results

Hong Kong, China – August 28, 2014 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, today announced unaudited financial results for the three and six months ended June 30, 2014. All currency amounts are stated in United States dollars.

Second Quarter 2014 and Subsequent Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended June 30, 2014 was $4.7 billion, an increase of 5% compared to $4.5 billion for the three months ended June 30, 2013.

•	Net loss, including the change in fair value of contingent consideration of $45.1 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $56.7 million, or $(0.94) per share, in the second quarter of 2014 compared to net loss of $3.0 million, or $(0.06) per share, in the same period of 2013.

•	Non-GAAP loss, which is operating loss before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $7.5 million, or $(0.12) per share (fully diluted), for the three months ended June 30, 2014 as compared to non-GAAP income of $9.1 million, or $0.20 per share (fully diluted) for the three months ended June 30, 2013.

•	In July 2014, the Hong Kong Stock Exchange completed its initial three-day review of the Company’s Form A1 application and the application was accepted for detailed vetting.

Six Month Dividend Update

IKGH’s Board of Directors had authorized a regular dividend each year after the release of the Company's financial results for the six months ending June 30 (the “Six Month Dividend”). Beginning with the Six Month Dividend payable for 2014, the Board of Directors has changed the Six Month Dividend from $0.08 per share to: (i) 15% of IKGH’s non-GAAP net income for the most recently completed six months ended June 30, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. For the Six Month Dividend payable for 2014, this is expected to equate to a dividend of approximately $0.026 per share, a reduction from the prior year.

IKGH’s annual dividend payment policy equates to an amount per outstanding ordinary share equal to (i) 15% of IKGH’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”). IKGH is maintaining its overall annual dividend payment policy.

Second Quarter 2014 Results

For the three months ended June 30, 2014, IKGH recorded revenue of $49.7 million, a 22% decrease from the same period of 2013, primarily due to: (i) a win rate of 2.18% for the three months ended June 30, 2014 (well below the statistical average win rate range), compared to a win rate of 3.06% for the three months ended June 30, 2013; (ii) slower revenue growth of VIP baccarat compared to the overall growth of gaming revenue in Macau; and (iii) the economic downturn and tightening of credit in mainland China, from where the majority of IKGH’s VIP gaming patrons reside.

The decrease in net income for the three months ended June 30, 2014 was caused by lower revenue, a net increase to the contingent consideration liability for Bao Li Gaming and the Oriental VIP Room due primarily to an increase in the forecasted Rolling Chip Turnover performance based on past performance, and higher commissions as a result of a higher commission rate offered to non-credit agents, partially offset by super agents sharing in the lower win rate. IKGH also incurred higher selling, general and administrative expenses for the three months ended June 30, 2014, primarily due to additional costs associated with IKGH’s application to list on the Hong Kong Stock Exchange and additional VIP gaming room costs as a result of the acquisition of the Oriental VIP Room, including the additional gaming table rental costs for the Oriental VIP Room.

“Although our Rolling Chip Turnover improved from the prior-year quarter, our second quarter performance was clearly affected by the low win rate, which was well below the statistical average,” said Mr. Man Pou Lam (Mr. Lam), Chairman of IKGH. “We were pleased that the Hong Kong Stock Exchange completed the initial review of our application for listing and the application is currently being comprehensively vetted. Overall, we remain committed to expanding our business presence in the Macau VIP gaming market and increasing our market share while prudently managing our capital to create long-term value for our shareholders.”

Six Month 2014 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the six months ended June 30, 2014 was $9.4 billion, an increase of 10% compared to $8.6 billion for the six months ended June 30, 2013.

•	Net loss, including the change in fair value of contingent consideration of $55.7 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $53.5 million, or $(0.89) per share, in the six months ended June 30, 2014 compared to net income of $4.0 million, or $0.09 per share (fully diluted), in the same period of 2013.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $10.3 million, or $0.17 per share (fully diluted), for the six months ended June 30, 2014 compared to income of $24.4 million, or $0.54 per share (fully diluted), for the six months ended June 30, 2013.

Outlook for 2014

For the first seven months of 2014, IKGH’s Rolling Chip Turnover was US$11.0 billion (an average of $1.6 billion per month), up 10% year-over-year, compared to US$10.0 billion (an average of $1.4 billion per month) for the first seven months of 2013.

The Company is maintaining its 2014 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau of US$17 billion to US$19 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 9:00AM EDT/9:00PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-430-8691 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-325-2308 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 6006812.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters and collaborator. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

All IKGH VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter and collaborator receive an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in April 2014, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue from VIP Gaming Operations	$49,693,760	$63,544,865	$129,632,382	$125,663,364
Total Revenues	49,693,760	63,544,865	129,632,382	125,663,364

Expenses
- Commission to Junket Agents	49,433,571	47,651,409	104,498,770	90,392,261
- Selling, General and Administrative Expenses	7,321,562	6,325,662	13,860,663	9,981,531
- Special Rolling Tax	467,118	446,199	943,965	855,794
- Amortization of Intangible Assets	4,092,313	2,548,542	8,181,251	4,977,454
Total Expenses	61,314,564	56,971,812	127,484,649	106,207,040

Operating income (loss) attributable to ordinary shareholders before change in fair value of contingent consideration	(11,620,804)	6,573,053	2,147,733	19,456,324

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	(45,094,840)	(9,551,634)	(55,683,689)	(15,481,200)
Net Income (Loss) Attributable to Ordinary Shareholders	(56,715,644)	(2,978,581)	(53,535,956)	3,975,124

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	176,984	208,433	81,705	(163,706)
Total Comprehensive Income (Loss)	$(56,538,660)	$(2,770,148)	$(53,454,251)	$3,811,418

Net Income (Loss) Per Share
Basic	$(0.94)	$(0.06)	$(0.89)	$0.09
Diluted	$(0.94)	$(0.06)	$(0.89)	$0.09
Weighted Average Shares Outstanding
Basic	60,258,015	45,936,661	60,329,793	44,945,080
Diluted	60,258,015	45,936,661	60,329,793	45,186,102

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$9,012,310	$7,563,097
Accounts Receivable, Net	2,606,378	5,182,352
Markers Receivable	214,400,733	242,350,301
Prepaid Expenses and Other Assets	139,179	502,017
Total Current Assets	226,158,600	255,597,767

Intangible Assets (net of accumulated amortization of $33,938,905 and $25,739,786 at June 30, 2014 and December 31, 2013, respectively)	130,214,040	138,336,945
Goodwill	17,762,382	17,754,136
Property and Equipment (net of accumulated depreciation of $72,693 and $38,654 at June 30, 2014 and December 31, 2013, respectively)	386,496	116,419
Other Assets	23,438	23,423
TOTAL ASSETS	$374,544,956	$411,828,690

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$32,080,794	$42,670,573
Accrued Expenses	16,068,876	15,701,756
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	25,069,009	16,837,500
King's Gaming Acquisition-Contingent Purchase Price Obligation	-	9,000,000
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	29,875,000	21,650,051
Loan Payable, Shareholders, current	2,649,637	5,809,075
Total Current Liabilities	105,743,316	111,668,955

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	19,230,478	16,189,550
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	38,127,000	14,878,218
Total Liabilities	163,100,794	142,736,723

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 57,891,524 and 59,306,824 issued and outstanding at June 30, 2014 and December 31, 2013, respectively.	5,788	5,930
Additional Paid-in Capital	122,135,909	126,329,321
Retained Earnings	88,734,429	142,270,385
Accumulated Comprehensive Income	568,036	486,331
Total Shareholders' Equity	211,444,162	269,091,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$374,544,956	$411,828,690

Cash Flow Information
(in thousands)

	For the six months ended June 30,
	(Unaudited)
	2014	2013

Net cash provided by operating activities	$31,103	$16,800
Net cash (used in) investing activities	(304)	(10,065)
Net cash (used in) provided by financing activities	(29,355)	12,488
Net increase in cash and cash equivalents	$1,444	$19,223

Non-GAAP Financial Measures

The Company’s calculation of Non-GAAP income(loss) (operating income(loss) before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and six months ended June 30, 2014 and 2013 differs from EPS based on net income(loss) because it does not include amortization of intangible assets and change in fair value of contingent consideration.  The Company uses this information internally in evaluating their operations and believes this information is important to investors because it provides a complete picture of their operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income(loss) and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of the Company’s unaudited net income to Non-GAAP income(loss) and GAAP EPS to their Non-GAAP EPS:

	For the Three Months Ended June 30, 2014	For the Three Months Ended June 30, 2013	For the Six Months Ended June 30, 2014	For the Six Months Ended June 30, 2013

Net (Loss) Income attributable to ordinary shareholders	$(56,715,644)	$(2,978,581)	$(53,535,956)	$3,975,124

Amortization of intangible assets	4,092,313	2,548,542	8,181,251	4,977,454

Change in fair value of contingent consideration	45,094,840	9,551,634	55,683,689	15,481,200

Non-GAAP (loss) income (before amortization of intangible assets and change in fair value of contingent consideration)	$(7,528,491)	$9,121,595	$10,328,984	$24,433,778

Weighted Average Shares Outstanding
Basic	60,258,015	45,936,661	60,329,793	44,945,080
Diluted	60,258,015	46,416,057	60,591,430	45,186,102

	For the Three Months Ended June 30, 2014		For the Three Months Ended June 30, 2013
	Basic	Fully Diluted	Basic	Fully Diluted

Loss per share attributable to ordinary shareholders	$(0.94)	$(0.94)	$(0.06)	$(0.06)

Amortization of intangible assets	0.07	0.07	0.06	0.05

Change in fair value of contingent consideration	0.75	0.75	0.21	0.21

Non-GAAP (Loss) earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$(0.12)	$(0.12)	$0.21	$0.20

	For the Six Months Ended June 30, 2014		For the Six Months Ended June 30, 2013
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) earnings per share attributable to ordinary shareholders	$(0.89)	$(0.89)	$0.09	$0.09

Amortization of intangible assets	0.14	0.14	0.11	0.11

Change in fair value of contingent consideration	0.92	0.92	0.34	0.34

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.17	$0.17	$0.54	$0.54

Contact:

Iao Kun Group Holding Company Limited

James Preissler, +1 646-450-8808

preissj@ikghcl.com